Exhibit 99.41

NEWS RELEASE	February 15, 2005

ACCLAIM ENERGY TRUST ANNOUNCES MANAGEMENT CHANGE

CALGARY, ALBERTA (AE.UN – TSX)– Acclaim Energy Trust announced that Mr. Brent Defosse, VP, Production and Chief Operating Officer, has left the company.

Mr. Mark Fitzgerald, MBA, P.Eng., formerly VP, Engineering, has assumed responsibility for Acclaim’s operations as VP Operations, reporting to Paul Charron, President and Chief Executive Officer.

Mr. Fitzgerald joined Acclaim in August 2003 as District Production Manager for Acclaim’s Western district and was later promoted to VP, Engineering.  Prior to joining Acclaim, he was Director of Corporate Development and Manager, Operations for Dominion Energy for five years and previously was with Chevron Canada and Chevron U.S.A.

Acclaim Energy Trust is an open-end, actively managed Canadian energy trust, traded on the Toronto Stock Exchange. With an enterprise value of $1.8 billion, the Trust is engaged in the development and acquisition of long-life, high-quality oil and natural gas reserves in western Canada. Acclaim has a history of making accretive acquisitions on a per unit basis and in providing stable, consistent monthly distributions to its unitholders. For further information on Acclaim Energy Trust, please visit www.acclaimtrust.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Kerklan (Kerk) Hilton
Director, Investor Relations
(403) 539-6343
1-877-539-6300
info@acclaimtrust.com
www.acclaimtrust.com

ADVISORY: Certain information regarding Acclaim Energy Trust including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, taxation estimates, environmental risks, changes to government policy, competition from other producers and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.